Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

December 14, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 96 to the Registration Statement on Form N-1A of Deutsche Income Trust (the “Registrant”) (Reg. Nos. 002-91577/ 811-04049) with respect to Deutsche Short Duration High Income Fund (the “Fund”), a series of the Registrant

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone call on November 17, 2017 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on October 4, 2017 and has an effective date of December 18, 2017.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

1.	Comment: Please include ticker symbols in the final documents.

Response: Ticker symbols have been added to each prospectus and statement of additional information of the Fund.

2.	Comment: Please confirm that completed fee and expense tables for the Fund will be included in the prospectuses prior to the effective date.

Response: The Fund confirms that completed fee and expense tables will be included in the Fund’s prospectuses.

3. Comment: Please confirm that the fee waiver/expense reimbursement reflected in the expense table will remain in effect for at least one year from the date of the Fund’s prospectuses.

Response: The disclosure below the expense table reflects that the fee waiver/expense reimbursement is in effect through December 17, 2018.

4.	Comment: Please review how the prospectus disclosure for the Fund describes the actual derivative instruments that the Fund intends to use.

Response: The Registrant believes that the Fund’s disclosure regarding the use of derivatives is appropriate in light of the Fund’s circumstances and has been appropriately updated to reflect the current use of derivatives.

5.	Comment: Please consider whether any potential “redemption-in-kind” distributions would be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio, and consider whether modifications to the Fund’s disclosure should be made.

Response: We believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption-in-kind and the risks that they may face in holding and disposing of such securities. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Therefore, we respectfully decline to add additional disclosure at this time.

6.	Comment: In the “Principal Underwriter and Distribution Agreement” section of the Fund’s Part II Statement of Additional Information, please clarify amounts paid to the Distributor versus expenses incurred, i.e., clarify whether the Rule 12b-1 Plan is a compensation plan or reimbursement-type plan.

Response: The Registrant notes that responsive disclosure currently appears on page II-29 of Part II of the Fund’s Statements of Additional Information, which states that: “Because the Rule 12b-1 Plans are compensation plans, future fees under a Rule 12b-1 Plan may or may not be sufficient to cover DDI for its expenses incurred. On the other hand, under certain circumstances, DDI might collect in the aggregate over certain periods more in fees under the applicable Rule 12b-1 Plan than it has expended over that same period.”

7.	Comment: Please replicate in the Fund’s prospectus the Fund’s Statement of Additional Information disclosure relating to redemptions-in-kind which notes that shares received are subject to market risk until sold and may incur taxes and brokerage charges upon sale.

Response: The Registrant notes that the requested disclosure currently appears under “Other Rights We Reserve” in the Fund’s Prospectuses which states that the Fund may “pay you for shares you sell by “redeeming in kind,” that is, by giving you securities (which are subject to market risk until sold, may incur taxes and typically will involve brokerage costs for you to liquidate) rather than cash, but which will be taxable to the same extent as a redemption for cash.”

8.	Comment: Please note that, in the event that the Registrant were to request accelerated effectiveness of the Registration Statement, Part C would need to include the indemnification representation required by Rule 484 under the Securities Act of 1933.

Response: The Registrant does not intend to request accelerated effectiveness of the Registration Statement.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc: John Marten, Vedder Price P.C.

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